

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2011

<u>Via E-mail</u>
Fletcher J. McCusker, Chairman
The Providence Service Corporation
5524 East Fourth Street
Tucson, Arizona 85711

   RE: **The Providence Service Corporation**
         Form 10-K for Fiscal Year Ended December 31, 2009
         Filed March 12, 2010
         File No. 001-34221

Dear Mr. McCusker:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ David Link for

                  John Reynolds,
                  Assistant Director